Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.drinkerbiddle.com

November 13, 2018

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamilton

RE:	Northern Funds (811-08236)
Sarbanes-Oxley Review

Dear Ms. Hamilton:

The following responds to the comments that you provided by telephone on October 25, 2018 and clarified on October 31, 2018 (“October comments”), in connection with the letter filed by Northern Funds (the “Trust”) on October 17, 2018 (“October response letter”), which responded to the SEC Staff’s comments regarding their review of the N-CSR filed by Northern Funds (the “Trust”, and each series thereof, a “Fund”) for its fiscal year ended March 31, 2018.

For your convenience, the Staff’s October comments are summarized below and each comment is followed by the Trust’s response.

1.        Comment: As a follow up to the response to comment no. 3 in the Trust’s October response letter, please advise the SEC Staff whether the Funds are planning to enter into any closing agreements with the Internal Revenue Service on any of the EU reclaims receivables disclosed, as applicable, or if the Funds will be applying the netting method with regards to any of these reclaims. Please explain if the Funds have incurred professional or compliance fees. If so, please explain the accounting and disclosure of those fees.

Response: The foreign tax reclaims receivables referenced in the response to comment no. 3 relate to foreign tax reclaims that have been recorded on the Funds’ financial statements based on established tax treaties with foreign countries and have an expectation of payment. The foreign tax reclaims receivables disclosed on the Funds’ financial statements do not include any reclaims for which the Funds have filed claims that are outside of established treaties with foreign jurisdictions. For foreign tax reclaim receivables recorded based on established foreign tax treaties, closing agreements would not be entered with the Internal Revenue Service and the application of the netting method would not be used as they are not applicable. The Trust also confirms that the Funds have not incurred any non-recurring professional or compliance fees in connection with the foreign tax reclaims receivables disclosed on the Funds’ financial statements.

Securities and Exchange Commission

November 13, 2018

2.        Comment: Given the amount of reclaims receivables, please explain how the Funds monitor the collectability of those receivables.

Response: Fund management participates in a monthly meeting with the Funds’ sub-administrator and custodian, The Northern Trust Company (“TNTC”), to review reclaims where the statute of limitations is close to being reached and performs a review to determine collectability. In addition, Fund management participates in ad-hoc meetings with TNTC to discuss the status of these receivables as necessary. TNTC tracks and monitors tax reclaims receivables against established industry standards and reviews receivables that remain outstanding past established timeframes.

Regards,

/s/ Veena K. Jain

Veena K. Jain

Copy to:	Peter K. Ewing Randy Rein

Jose Del Real Diana E. McCarthy